SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC. (Name of Subject Company)

CB BANCSHARES, INC. (Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)

124785106 (CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu,
(808) 535-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Fred B. White, III Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

MATERIALS USED IN PRESENTATION MADE BY CB BANCSHARES TO LOCAL GROUP

RADIO ADVERTISEMENT BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS

MATERIALS USED IN PRESENTATION MADE BY CB BANCSHARES TO LOCAL GROUP

CityBank

Local Bank, Local Success

November 5, 2003

City Bank: A Brief Overview

Branch Locations

22 branches throughout Hawaii as well as 2 loan production offices in California
New branch located in Kauai
Honolulu
473 full-time employees
New branch located in Kona
HI
Copyright (C) 2003 Y-Merge.com, a service of SNL Financial
0
97.68mi

Source: CBBI's public filings, SNL Financial

4

Recent Financial Performance

Good Stock Price Performance

Three-Year Comparative Price Appreciation
350%
300%
250%
200%
150%
100%
50%
0%
11/03/00
4/10/01
9/18/01
2/21/02
7/25/02
12/26/02
6/02/03
10/31/03
213.47%1
99.74%
60.26%
21.52%
CBBI
NASDAQ Bank Index
Western Commercial Bank Peer Group
S&P Bank Index
COMPOSITE = CCOW, COLB, CPF, FBAK, FTBK, HTBK, MDST, TCBK, WCBO

Source: SNL Financial

7

Recent Financial Performance

Over 16% Growth in Assets in the Last Year

TOTAL ASSETS ($000)
$2,000,000
$1,850,000
$1,700,000
$1,550,000
$1,400,000
$1,541,700
$1,556,411
$1,588,195
$1,674,358
$1,656,759
$1,698,829
$1,842,958
1Q,02
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Total Assets

Source: CBBI's public filings

8

Recent Financial Performance

Over 10% Growth in Loans in the Last Year

TOTAL NET LOANS ($000)
$1,300,000
$1,250,000
$1,200,000
$1,150,000
$1,100,000
$1,050,000
$1,000,000
$1,155,638
$1,100,617
$1,096,006
$1,133,840
$1,123,927
$1,172,746
$1,213,491
1Q,02
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Total Net Loans

Source: CBBI's public filings

9

Recent Financial Performance

Positive Growth in Total Deposits

TOTAL DEPOSITS ($000)
$1,200,000
$1,175,000
$1,150,000
$1,125,000
$1,100,000
$1,108,840
$1,135,727
$1,133,298
$1,163,227
$1,146,094
$1,181,568
$1,178,188
1Q,02
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Total Deposits

Source: CBBI's public filings

10

Recent Financial Performance

Significantly Improved Asset Quality

NONPERFORMING ASSETS
TO TOTAL ASSETS
1.25%
1.20%
1.05%
0.89%
0.75%
0.66%
0.64%
NPAs / Total Assets

Strong Reserve Position

LOAN LOSS RESERVES
TO NONPERFORMING LOANS
144.26%
163.82%
174.40%
213.06%
267.69%
304.23%
286.65%
Loan Loss Reserves / Nonperforming Loans

Source: CBBI's public filings

11

Recent Financial Performance

LOAN LOSS RESERVES
TO TOTAL LOANS
3.00%
2.80%
2.60%
2.40%
2.20%
2.00%
1.80%
1.88%
2.26%
2.38%
2.34%
2.70%
2.61%
2.56%
1Q,02
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Loan Loss Reserves / Total Loans

Source: CBBI's public filings

12

Recent Financial Performance

NET INCOME AND
ADJUSTED NET INCOME ($000)
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$3,536
$3,536
$3,621
$3,621
$2,721
$3,672
$3,604
$3,604
$3,972
$3,972
$4,360
$7,149
$5,544
$6,856
1Q,02
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Net Income
Adjusted Net Income

Source: CBBI's public filings

13

Recent Financial Performance

EARNINGS PER SHARE AND ADJUSTED EARNINGS PER SHARE

$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.83
$0.83
$0.83
$0.83
$0.62
$0.84
$0.84
$0.84
$0.92
$0.92
$0.99
$1.63
$1.25
$1.54
1Q,02
2Q,02
3Q,02
4Q,02
1Q,03
2Q,03
3Q,03
Earnings Per Share
Adjusted Earnings Per Share

Source: CBBI's public filings

14

Recent Financial Performance

High Returns on Average Equity

ROAE AND ADJUSTED ROAE
20%
18%
16%
14%
12%
10%
8%
6%
10.35%
10.35%
10.63%
10.63%
9.74%
7.22%
9.66%
9.66%
10.40%
10.40%
19.09%
11.64%
16.81%
13.60%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
ROAE
Adjusted ROAE

Source: CBBI's public filings

15

Recent Financial Performance

Strong Returns on Average Assets

ROAA AND
ADJUSTED ROAA
2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
0.91%
0.91%
0.93%
0.93%
0.69%
0.92%
0.89%
0.89%
0.96%
0.96%
1.03%
1.68%
1.20%
1.49%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
ROAA
Adjusted ROAA

Source: CBBI's public filings

16

Recent Financial Performance

Stable Net Interest Margin Despite Fluctuating Interest Rate Environment

NET INTEREST MARGIN
6.00%
5.60%
5.20%
4.80%
4.40%
4.00%
5.25%
5.07%
5.21%
5.06%
5.23%
5.24%
4.98%
5.06%
4.70%
4.92%
4.82%
4.79%
4.84%
4.73%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
Net Interest Margin
Western Commercial Bank Peer Group(1)

Source: SNL Financial

17

Recent Financial Performance

Greatly Improved Efficiency Ratio

EFFICIENCY RATIO AND
ADJUSTED EFFICIENCY RATIO
75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
57.05%
57.05%
58.04%
58.04%
61.72%
57.85%
58.34%
58.34%
57.29%
57.29%
72.89%
56.45%
62.88%
55.30%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
Efficiency Ratio
Adjusted Efficiency Ratio

Source: CBBI's public filings

18

Update on Current Situation

Peer Group Trading Multiples Support Stand-alone Pricing

Name	City	St.	Total Assets ($)	Price / Tangible BV (%)	Price / LTM EPS (x)	Market Cap. ($)
Central Pacific Financial Corp	Honolulu	HI	2,131.8	231.73	12.65	434.4
First National Bank Alaska(1)	Anchorage	AK	2,063.3	175.98	18.04	767.1
Frontier Financial Corp.	Everett	WA	2,059.9	286.11	15.50	591.2
Mid-State Bancshares	Arroyo Grande	CA	2,086.1	260.52	18.23	574.9
Columbia Banking System Inc.	Tacoma	WA	1,699.0	184.27	14.51	266.3
West Coast Bancorp	Lake Oswego	OR	1,669.0	233.45	16.97	318.7
TriCo Bancshares	Chico	CA	1,440.6	246.06	15.43	253.0
Capital Corp of the West	Merced	CA	1,162.6	274.41	18.13	227.2
Heritage Commerce Corp.	San Jose	CA	984.7	163.51	18.04	143.0
	HIGH		2,131.8	286.11	18.23	767.1
	LOW		984.7	163.51	12.65	143.0
	MEAN		1,699.7	228.45	16.39	397.3
	MEDIAN		1,699.0	233.45	16.97	318.7
CB Bancshares Inc.(2)	**Honolulu**	**HI**	**1,843.0**	**166.68**	**12.78**	**271.8**

Source: SNL Financial

20

Update on Current Situation

Unsolicited Proposal

- In May, 2003 CBBI's Board unanimously determined that CPF's unsolicited takeover proposal was **inadequate from a financial point of view**
- At the May 28, 2003 special shareholders meeting, shareholders rejected CPF's proposed control share acquisition
- CPF has failed to satisfy any conditions for its proposed takeover
- CBBI's stand-alone operating performance has been impressive
- CBBI's strong performance confirms our Board's determination that CPF's hostile offer is inadequate from a financial point of view

21

Searchable text section of graphics shown above

Slide 1

Local Bank, Local Success

November 5, 2003

Slide 2

Agenda

•	City Bank: A Brief Overview

•	Recent Financial Trends

•	Outlook

•	Update on Current Situation

Slide 3

City Bank: A Brief Overview

About City Bank

•	CB Bancshares is the holding company of City Bank

•	City Bank, founded in 1959, is Hawaii's fifth-largest depository institution

•	Focused on meeting the financial needs of Hawaii's small-to-medium-sized businesses and retail customers by offering highly personalized services and innovative products, including free checking with no minimum balance and nonconforming residential mortgages

•	Market capitalization of $272 million(1)

•	Assets of $1.8 billion and loans of $1.2 billion(2)

•	LTM net income of $17.5 million and adjusted LTM net income of $21.6 million(2)(3)

Source: CBBI's public filings
Notes: (1) Market capitalization as of November 3, 2003. (2) Figures shown for the period ending or as of September 30, 2003. (3) "Adjusted net income" for the last twelve months excludes $4.1 million after tax in unsolicited proposal related charges. LTM Adjusted net income = LTM net income of $17.5 million plus $4.1 million after tax in unsolicited proposal-related expenses.

Slide 4

City Bank: A Brief Overview

Branch Locations

22 branches throughout Hawaii as well as 2 loan production offices in California

New branch located in Kauai

473 full-time employees

New branch located in Kona

Source: CBBI's public filings, SNL Financial

Slide 5

•	CB Bancshares has posted two consecutive quarters of record earnings

•	Net income of $5.5 million in the third quarter of 2003 was an increase of approximately 100% over the same quarter last year; adjusted net income of $6.9 million in the third quarter of 2003 was an increase of approximately 90% over the same quarter last year

•	As a result of improved earnings performance, CB Bancshares increased its quarterly dividend to $0.36 in the third quarter of 2003, an increase of $0.24 (or more than 200%) over the dividend in the second quarter of 2003

•	California loan production offices are achieving stronger than anticipated growth; approximately $100 million of CBBI's loan portfolio at the end of the third quarter of 2003

•	In 2003, City Bank opened its first branch on the island of Kauai and a new branch in Kona

Source: CBBI's public filings
Notes: "Adjusted net income" for 3Q03 excludes $1.3 million after tax in unsolicited proposal related charges. 3Q03 Adjusted net income = 3Q03 net income of $5.5 million plus $1.3 million in unsolicited proposal related expenses.

Slide 6

City Bank: A Brief Overview

Recent Developments

•	Mortgage banking business continues to improve

>	For the nine months ended September 30, 2003 revenues from the mortgage banking business totaled $2.3 million, an increase of 59% over the same period last year

•	Reduced credit-related costs

>	Loan loss provision of $1.2 million for the third quarter of 2003 is 71% lower than the loan loss provision of $4.0 million in the third quarter of 2002

>	Nonperforming assets decreased $4.9 million, or 29.3%, from $16.7 million at September 30, 2002 to $11.8 million at September 30, 2003

>	Nonperforming loans as a percentage of total loans decreased 47 basis points from 1.36% at September 30, 2002 to 0.89% at September 30, 2003

Source: CBBI's public filings

Slide 7

Recent Financial Performance

Good Stock Price Performance

Recent Financial Performance

[Chart]

Source: SNL Financial
Note: The western commercial bank peer group includes nine publicly traded commercial banks of comparable size located in the western region of the United States, comprising Alaska, Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington and Wyoming. (1) Price appreciation as of April 16 2003, the day before CPF's unsolicited proposal was announced, was 109.79% higher than as of 11/3/00.

Slide 8

Recent Financial Performance

Over 16% Growth in Assets in the Last Year

[Chart]

Source: CBBI's public filings

Slide 9

Recent Financial Performance

Over 10% Growth in Loans in the Last Year

[Chart]

Source: CBBI's public filings

Slide 10

Recent Financial Performance

Positive Growth in Total Deposits

[Chart]

Source: CBBI's public filings

Slide 11

Recent Financial Performance

Significantly Improved Asset Quality Strong Reserve Position

[Chart]	[Chart]

Source: CBBIs public filings Note: Nonperforming assets consist of nonperforming loans and other real estate owned. Nonperforming loans includes nonaccrual loans but not renegotiated loans.

Slide 12

Recent Financial Performance

Improvement in Asset Quality has Allowed for Reduced Credit Costs

[Chart]

Source: CBBIs public filings

Slide 13

Recent Financial Performance

Significant Increase in Net Income; Over 100% Growth 3Q, 03 vs 3Q, 02

[Chart]

Source: CBBIs public filings
Note: "Adjusted net income" excludes asset-backed securities impairment charge of $951,000 after tax incurred in 3Q02, $2.7 million after tax in unsolicited proposal related charges in 2Q03 and $1.3 million after tax in unsolicited proposal related charges in 3Q03.

Slide 14

Recent Financial Performance

Improved Earnings Per Share; Over 100% Growth 3Q, 03 vs 3Q, 02

[Chart]

Source: CBBIs public filings
Note: "Adjusted earnings per share" excludes asset-backed securities impairment charge of $0.22 per share after tax incurred in 3Q02, $0.64 per share after tax in unsolicited proposal related charges in 2Q03 and $0.29 per share after tax in unsolicited proposal related charges in 3Q03.

Slide 15

Recent Financial Performance

High Returns on Average Equity

[Chart]

Source: CBBIs public filings
Note: "Adjusted ROAE" excludes asset-backed securities impairment charge of $951,000 after tax incurred in 3Q02, $2.7 million after tax in unsolicited proposal related charges in 2Q03 and $1.3 million after tax in unsolicited proposal related charges in 3Q03.

Slide 16

Recent Financial Performance

Strong Returns on Average Assets

[Chart]

Source: CBBIs public filings
Note: "Adjusted ROAA" excludes asset-backed securities impairment charge of $951,000 after tax incurred in 3Q02, $2.7 million after tax in unsolicited proposal related charges in 2Q03 and $1.3 million after tax in unsolicited proposal related charges in 3Q03.

Slide 17

Recent Financial Performance

Stable Net Interest Margin Despite Fluctuating Interest Rate Environment

[Chart]

Source: SNL Financial
Note: (1) Median value for group is shown. Net interest margin is defined as net interest income (fully taxable equivalent if available) as a percentage of average earning assets (annualized). The western commercial bank peer group includes nine publicly traded commercial banks of comparable size located in the western region of the United States, comprising Alaska, Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington and Wyoming.

Slide 18

Recent Financial Performance

Greatly Improved Efficiency Ratio

[Chart]

Note: Efficiency ratio shows non-interest expense divided by the sum of non-interest income and net-interest income. "Adjusted Efficiency Ratio" excludes asset-backed securities impairment charge of $1.4 million incurred in 3Q02, $4.2 million in unsolicited proposal related charges in 2Q03 and $1.9 million in unsolicited proposal related charges in 3Q03.

Slide 19

Outlook

CBBI Has a Bright Future

•	Our management team is . . .

•	Driving strategic initiatives to build on current earnings momentum

•	Well-positioned, as an independent institution, to deliver value to our shareholders

•	Focused on moving forward without the distraction of an expensive and potentially lengthy takeover battle

Slide 20

Update on Current Situation

Peer Group Trading Multiples Support Stand-alone Pricing

Data as of or for the Period Ending September 30, 2003 Pricing Data as of November 3, 2003 Dollar Values in Millions

[Chart]

Source: SNL Financial
Notes: (1) Data as of or for the Period Ending June 30, 2003. (2) LTM EPS of $4.93 excludes $2.7 million after tax in unsolicited proposal related charges in 2Q03 and $1.3 million after tax in unsolicited proposal related charges in 3Q03. Earnings per share of $4.00 results in a Price / LTM EPS multiple of 15.75x.

Slide 21

Update on Current Situation

Unsolicited Proposal

•	In May, 2003 CBBIs Board unanimously determined that CPFs unsolicited takeover proposal was inadequate from a financial point of view

•	At the May 28, 2003 special shareholders meeting, shareholders rejected CPFs proposed control share acquisition

•	CPF has failed to satisfy any conditions for its proposed takeover

•	CBBIs stand-alone operating performance has been impressive

•	CBBIs strong performance confirms our Board's determination that CPF's hostile offer is inadequate from a financial point of view

Slide 22

Forward-looking Information

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward- looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

# # #

RADIO ADVERTISEMENT BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS

Announcer:

More than six months after it launched its hostile takeover attempt of CB Bancshares and City Bank, Central Pacific is still trying to force a merger. That's right. Even after Central Pacific lost a key shareholder vote and a series of legal decisions.

Now, Central Pacific wants the State of Hawaii to approve the takeover.

City Bank rejected the offer because it's a bad deal ...

for customers, with the potential closing of ten or more community branches;

for Hawaii's small businesses with fewer banks focused on their needs;

for employees at both banks, with a potential loss of 200 jobs;

and a bad deal for Hawaii's economy, with millions of dollars of negative economic impact statewide.

If you agree, request a public hearing on Central Pacific's state application.

A hearing could be the community's only opportunity to speak out against reduced competition, layoffs and service disruptions.

Just come into any City Bank branch to sign a petition requesting a public hearing.

We're proud to have your support. We're proud to be City Bank.

----

Investors should read CB Bancshares' SEC filings, available at sec.gov.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward- looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

# # #